

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

April 16, 2007

Mr. Kenneth S. Adessky
CFO and Secretary
Newsearch, Inc.
2005 10ᵗʰ Street, Suite A
Boulder, CO 80302

> **RE:** **Newsearch, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **File No. 0-30303**

Dear Mr. Adessky:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Tia Jenkins
                              Senior Assistant Chief
                              Accountant
                              Office of Emerging Growth
                              Companies